[EMULEX LETTERHEAD]
April 25, 2006
VIA EDGAR
Stephen Krikorian
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington D. C. 20549

Re:	Emulex Corporation (File No. 001-31353) Form 10-K for the fiscal year ended July 3, 2005 Form 10-Q for the fiscal quarters ended October 2, 2005 and January 1, 2006
Dear Mr. Krikorian:
     On behalf of Emulex Corporation (the “Company” or “Emulex”), I am responding to your letter dated April 10, 2006 relating to the above-referenced annual and quarterly reports. Our responses are named and numbered to correspond with the names and numbers of the comments contained in your letter. For your convenience, we have included a copy of the text of your comment above each of our responses.
Form 10-K for Fiscal Year Ended July 3, 2005
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Fiscal 2005 versus Fiscal 2004
Net Revenues, page 30
1.	Comment:

We note your response to prior comment number 1, which states, “it is the Company’s belief that product certifications and qualifications are a key qualitative performance indicator of net revenue, and thus were mentioned in the net revenues year-to-year comparison.” As you have identified product certifications and qualifications as a key qualitative performance indicator of your net revenue, you should address how this non-financial information is relevant when evaluating your revenue pursuant to SEC Release 33-8350, Section III.B.1. In this respect, you should disclose the significance of this non-financial information. In addition, your disclosure should include all key variables and other factors that management uses when assessing the impact of this non-financial information on net revenue.

Response:

The Company believes that the relevancy of the non-financial information regarding product certifications and qualifications is peculiar to and necessary for an understanding and evaluation of the Company pursuant to SEC Release 33-8350, Section III.B.1. Product certifications and qualifications are required in order to have the Company’s products accepted by our OEM customers. Product certifications and qualifications represent an opportunity for future revenues, but are not a guarantee of such future revenues as our competitors can also receive similar product certificates or qualifications from our OEM customers and certification is no guaranty of acceptance of our products by our OEM customers. Accordingly, the Company does not and can not directly assess the impact of this non-financial information on net revenues. Additionally, we believe that we have disclosed all key variables and other factors which we consider when assessing financial and non-financial information on net revenue.

In future filings, the Company will revise the following language indicating the significance of product certifications and qualifications in understanding and evaluating the Company. The Company would propose adding the bracketed and italicized sentences to the existing disclosure below.

“We believe that our net revenues from our broad range of Fibre Channel Input/Output, or I/O, and switching products are being generated primarily as a result of our product certifications and qualifications with OEM customers, which generate both direct OEM sales and indirect sales through distribution. [We view product certifications and qualifications as an important indicator of future revenue opportunities and growth for the Company. However, product certifications and qualifications do not necessarily ensure continued market acceptance of our products by our OEM customers. It is also very difficult to determine the future impact, if any, on our revenues of product certifications and qualifications.]”

2.	Comment:

We note your response to prior comment number 2 which states, “the increase in our revenues has been driven primarily by volume on existing products and the introduction of new products, not by increases in price. In fact, the Company has historically experienced decreases in selling prices over time.” Your disclosure should quantify the extent to which such increases are attributable to increases in volume, new products and prices pursuant to regulation S-K, Item 303(a)(3)(iii). Consider disclosing this information on an aggregate basis and discussing any significant trends with your individual products. Providing disclosures that merely indicates product volume sold or introduction of new products without quantification does not appear sufficient in order to meet your disclosure requirement.

Response:

The Company understands the Staff’s position and proposes that for future filings additional disclosure would be provided to quantify the percentage change in units sold and average selling price by product line (Fibre Channel, IP Networking and other). This presentation is consistent with the presentation of the Net Revenues by Product Line table presented within Management’s Discussion and Analysis. In future filings, the Company proposes adding the bracketed and italicized sentences to the existing disclosure shown below.

“We believe that our net revenues from our broad range of Fibre Channel Input/Output, or I/O, and switching products are being generated primarily as a result of our product certifications and qualifications with OEM customers, which generate both direct OEM sales and indirect sales through distribution. We view product certifications and qualifications as an important indicator of future revenue opportunities and growth for the Company. [However, product certifications and qualifications do not necessarily ensure continued market acceptance of our products by our OEM customers. It is also very difficult to determine the future impact, if any, on our revenues of product certifications and qualifications.]”

"[Our Fibre Channel products consist of both our Lightpulse and Inspeed products. The increase in our Fibre Channel products from fiscal year 2004 to fiscal year 2005 is a result of an approximately 11% increase in shipments of our Lightpulse products and approximately 10% increase in the average selling price in our Lightpulse products, and a 157% increase in shipments of our Inspeed products partially offset by a 36% decrease in our average selling price of Inspeed products.] Our IP networking products consist of our iSCSI products, as well as legacy VI and cLAN products. We expect our VI, cLAN and traditional networking products, which have all entered end-of-life status, will contribute negligible revenues to succeeding quarters. We do not expect material revenue from iSCSI products for the foreseeable future.”
Consolidated Statement of Operations, page 54
3.	Comment:

Your response to prior comment number 4 confirms that your products include intangible assets related to core technology which are being amortized in the income statement. Therefore, as your products sales include such technology, it appears that the appropriate line-item within continuing operations for this amortization should be cost of sales. In this regard, we note your reference to paragraph 42 of SFAS 142, and that this literature requires classification of amortization expense “as deemed appropriate for each entity.” This guidance does not support classifying the amortization expense simply based on an entity’s “policy election” without considering the nature of the charge. As your acquired technology is part of your cost of sales, it appears that based on the nature of this charge it should be classified in the cost of sales section. We further note your response references the guide of SAB Topic 11.B. Since you are presenting a gross profit line item in your statements of operations, in MD&A and in Note 16 — Quarterly Financial Data, the amortization charge must be included in cost of sales to properly present your gross profit. Revise or provide an analysis using SAB 99 that supports your conclusion not to amend prior Exchange Act Filings to properly present your gross profit.

Response:

In response to the Staff’s comments, the Company proposes to reclassify this amortization expense to cost of sales in future filings and to enhance our footnote disclosure. In order for the Staff to better understand the effect the reclassification will have on future filings, for your convenience, we have attached statements of operations which present the reclassified amounts compared to the previous presentation for the periods impacted by the reclassification. Those periods are the years ended June 27, 2004 and July 3, 2005, the three months ended January 1, 2006 and October 2, 2005, and the six months ended January 1, 2006. In future filings we will also reclassify statement of operations and related Disclosures in Management’s Discussion and Analysis to conform to the current presentation as necessary.

Additionally, the Company will amend its intangible assets footnote (currently footnote 7) in future filings to clarify where amortization expense of intangibles is classified in the statement of operations. The proposed changes to the footnote are presented in brackets and italics to assist in more clearly identifying them for purposes of this response.

“Goodwill related to the purchase of Vixel in 2004 and the purchase of Giganet in 2001. Core technology and patents relate to the purchase of Vixel and Giganet and to the purchase of the technology assets of Trebia Corporation for $2.1 million in October 2003. All other intangible assets subject to amortization relate to the purchase of Vixel. [The amortization expense associated with core technology, patents and developed technology is included within the cost of sales line item in the Statement of Operations. The amortization expense associated with customer relationships, tradename and covenants not-to-compete is included in the amortization of other intangibles line item which is within operating expenses.]”

“Aggregated amortization expense for these intangibles for the years 2006, 2005 and 2004, was $XX.X million, $26.2 million and $19.1 million, respectively, [of which $X.X million, $16.8 million and $12.7 million of amortization expense related to core technology, patents and developed technology, respectively has been included in cost of sales within the Statement of Operations.]”

Form 8-K’s filed August 11, 2005, October 27, 2005 and January 26, 2006
4.	a.	Comment:

In view of the nature, content and format of the presentation of your non-GAAP financial measures, we question whether it complies with Item 100(b) of Regulation G. In this regard we note that presentation of a full non-GAAP statement of income may create the unwarranted impression that the presentation is based on a comprehensive set of accounting rules or principles. We further note the presentation includes the revenue streams from acquired entities (Vixel and Giganet) but excludes material costs of acquiring those revenue streams. Please advise.

Response:

In response to the Staff’s comment, the Company will no longer present a full non-GAAP statement of income accompanying its future press releases of announcement of earnings. Rather, the Company proposes presenting non-GAAP measures which it has deemed as useful to management and the investors and which the Company believes investors and others in the investment community expect to be disclosed. These non-GAAP measures will be reconciled to the most directly comparable GAAP measure. In future filings, these non-GAAP measures will include gross profit, operating expenses, non-operating income (expense) and net income. So that the Staff may better understand the nature of the changes the Company proposes to make with respect to future disclosure of non-GAAP information, we have attached a revised Reconciliation of GAAP Net Income to Non-GAAP Net Income table for the Form 8-K filed on January 26, 2006.

	b.	Comment:

We note you believe that your reconciliation of GAAP net income to non-GAAP net income meets the requirement to reconcile each non-GAAP measure to its most directly comparable financial measure. However, your presentation includes numerous non-GAAP measures including, but not limited to, non-GAAP gross margin, various non-GAAP operating expense items and non-GAAP income before provision for income taxes. Note that each line item, sub-total or total for which an adjustment has been made represents a separate non-GAAP measure that must be separately identified, reconciled and addressed in the accompanying disclosure. See Items 10(e)(1)(i)(C), 10(e)(1)(i)(D) and 10(e)(2) of Regulation S-K.

Response:

As indicated above, we have attached the revised Reconciliation of GAAP Net Income to Non-GAAP Net Income table for the Form 8-K filed on January 26, 2006 to address the Staff’s comment.

c.	Comment:

Your response indicates that your non-GAAP measures exclude recurring stock based compensation expenses as you were one of the first to adopt SFAS 123R and you believe that investors can better compare your results to competitors. Clarify whether you plan to discontinue excluding stock-based compensation expense in your non-GAAP measures once you believe that your competitors have adopted SFAS 123R. If so, tell us when you plan to discontinue such use. If not, please further explain the usefulness of excluding such recurring expense as this expense is part of your operating results.

Response:

The Company believes that investors and others in the investment community continue to expect to see financial disclosure that excludes stock-based compensation expense. The Company periodically reviews the press releases of its competitors and other companies within the technology industry to identify non-GAAP financial measures reported by them. The Company plans to discontinue excluding stock-based compensation expense in our non-GAAP measures once we believe that our competitors and other companies within the technology industry have adopted SFAS 123R and have discontinued the practice of excluding the stock-based compensation expense in their non-GAAP measures.

d.	Comment:

Your response indicates that you intend to provide more information in future Form 8-K filings to comply with the disclosure requirements of Question 8, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Provide the revised disclosure in your response.

Response:

The Company intends to provide the following revised disclosure regarding the use of non-GAAP financial measures in future filings and press releases.

The non-GAAP financial information included in this press release is not prepared in accordance with GAAP as it excludes charges relating to the amortization of intangibles and the impairment of goodwill arising out of prior acquisitions as well as charges related to stock-based compensation, net insurance settlement (recovery) associated with settlement of securities class action and derivative lawsuits, and net gain on repurchase of convertible subordinated notes. The Company uses such non-GAAP financial measures to analyze the performance of its core business as well as measuring performance for some forms of compensation. The Company believes that such non-GAAP financial information is used by investors and others in the investment community in order to compare the ongoing operations of the Company relative to its competitors.

Non-GAAP financial measures exclude amortization of intangibles and the impairment of goodwill associated with prior acquisitions as these assets have relatively short useful lives and excluding such amortization and impairment charges gives management and investors a clearer indication as to past results and expected future results. Readers should keep in mind that the non-GAAP financial information reflects the benefits of revenues generated from acquired businesses but by excluding amortization of intangibles and the impairment of goodwill, the non-GAAP financial information does not reflect the full costs of such acquisitions.

In addition, the Company excludes expenses associated with the adoption of SFAS 123R “Share Based Compensation”. As one of the first required adopters of SFAS 123R, the Company believes management and investors are better able to compare the Company’s results to those of its competitors and other industry participants by providing operating results both with and without the related expenses since a majority of the Company’s competitors and other industry participants have not been required to adopt SFAS 123R and/or continue to report non-GAAP financial information that excludes stock-based compensation. The Company also excludes the net insurance settlement (recovery) associated with the settlement of securities class action and derivative lawsuits and the net gain on repurchase of convertible subordinated notes, as these items are considered to be infrequent in their occurrence, not part of the Company’s core business activities and to not be representative of future expected results. The non-GAAP results should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from non-GAAP or other financial measures used by other companies.
As the Company’s regularly scheduled third fiscal quarter earnings call is to occur on Thursday, April 27, 2006, the Company would greatly appreciate any effort the Staff could make to expedite its review and response, if any, to the Company’s proposed disclosure regarding non-GAAP financial information as such disclosure would be included in the earnings release that would precede such earnings call.
Please do not hesitate to call me if you have any further comments or questions regarding this response.

Very truly yours, Emulex Corporation
By:	/s/ Michael J. Rockenbach
Michael J. Rockenbach, Chief Financial Officer

cc:	Christopher White, Staff Accountant Paul F. Folino Randall Wick Natalie Smith Mark Clemens Robert M. Steinberg

Emulex
Proposed Income Statement Changes
Reclassification of Purchased Intangible Assets Amortization Expense to Cost of Sales
Form 10-K, Fiscal Years 2005 and 2004

	As Presented		As Revised
Description	2005	2004	2005	2004
Net Revenues	$375,653	$364,422	$375,653	$364,422
Cost of Sales	139,682	131,803	156,470	144,526

Gross Profit	235,971	232,619	219,183	219,896

Operating Expenses:

Engineering and development	79,971	73,211	79,971	73,211
Selling and Marketing	32,441	28,035	32,441	28,035
General and administrative	11,636	18,815	11,636	18,815
Amortization of intangibles	26,162	19,093	9,374	6,370
Impairment of goodwill	1,096	583,499	1,096	583,499
In-process research and development	—	11,400	—	11,400

Total operating expenses	151,306	734,053	134,518	721,330

Operating income (loss)	84,665	(501,434)	84,665	(501,434)

Nonoperating income:
Interest income	13,106	9,149	13,106	9,149
Interest expense	(4,202)	(4,754)	(4,202)	(4,754)
Gain on repurchase of convertible subordinated notes	20,514	2,670	20,514	2,670
Other income (expense), net	(2,273)	109	(2,273)	109

Total nonoperating income	27,145	7,174	27,145	7,174

Income (loss) before income taxes	111,810	(494,260)	111,810	(494,260)

Income tax provision	40,221	38,062	40,221	38,062

Net income (loss)	$71,589	$(532,322)	$71,589	$(532,322)

Net income (loss) per share:
Basic	$0.86	$(6.47)	$0.86	$(6.47)

Diluted	$0.80	$(6.47)	$0.80	$(6.47)

Number of shares used in per share computations:
Basic	82,819	82,293	82,819	82,293

Diluted	92,970	82,293	92,970	82,293

Emulex
Proposed Income Statement Changes
Reclassification of Purchased Intangible Assets Amortization Expense to Cost of Sales
Form 10-Q, Six months ended January 1, 2006

	As Presented	As Revised
Description	January 1, 2006	January 1, 2006
Net Revenues	$214,647	$214,647
Cost of Sales	79,861	88,262

Gross Profit	134,786	126,385

Operating Expenses:

Engineering and development	44,190	44,190
Selling and Marketing	17,211	17,211
General and administrative	11,848	11,848
Amortization of intangibles	12,757	4,356
Impairment of goodwill	—	—

Total operating expenses	86,006	77,605

Operating income	48,780	48,780

Nonoperating income:
Interest income	8,538	8,538
Interest expense	(1,246)	(1,246)
Gain on repurchase of convertible subordinated notes	—	—
Other income (expense), net	(20)	(20)

Total nonoperating income	7,272	7,272

Income before income taxes	56,052	56,052

Income tax provision	22,407	22,407

Net income	$33,645	$33,645

Net income per share:
Basic	$0.40	$0.40

Diluted	$0.38	$0.38

Number of shares used in per share computations:
Basic	83,609	83,609

Diluted	91,115	91,115

Emulex
Proposed Income Statement Changes
Reclassification of Purchased Intangible Assets Amortization Expense to Cost of Sales
Form 10-Q, Three months ended January 1, 2006

	As Presented	As Revised
Description	January 1, 2006	January 1, 2006
Net Revenues	$110,268	$110,268
Cost of Sales	41,712	45,912

Gross Profit	68,556	64,356

Operating Expenses:

Engineering and development	22,335	22,335
Selling and Marketing	9,254	9,254
General and administrative	5,904	5,904
Amortization of intangibles	6,373	2,173
Impairment of goodwill	—	—

Total operating expenses	43,866	39,666

Operating income	24,690	24,690

Nonoperating income:
Interest income	4,792	4,792
Interest expense	(622)	(622)
Gain on repurchase of convertible subordinated notes	—	—
Other income (expense), net	(18)	(18)

Total nonoperating income	4,152	4,152

Income before income taxes	28,842	28,842

Income tax provision	11,633	11,633

Net income	$17,209	$17,209

Net income per share:
Basic	$0.21	$0.21

Diluted	$0.19	$0.19

Number of shares used in per share computations:
Basic	83,821	83,821

Diluted	91,266	91,266

Emulex
Proposed Income Statement Changes
Reclassification of Purchased Intangible Assets Amortization Expense to Cost of Sales
Form 10-Q, Three months ended October 2, 2005

	As Presented	As Revised
Description	October 2, 2005	October 2, 2005
Net Revenues	$104,379	$104,379
Cost of Sales	38,149	42,350

Gross Profit	66,230	62,029

Operating Expenses:

Engineering and development	21,855	21,855
Selling and Marketing	7,957	7,957
General and administrative	5,944	5,944
Amortization of intangibles	6,384	2,183
Impairment of goodwill	—	—

Total operating expenses	42,140	37,939

Operating income	24,090	24,090

Nonoperating income:
Interest income	3,746	3,746
Interest expense	(624)	(624)
Gain on repurchase of convertible subordinated notes	—	—
Other income (expense), net	(2)	(2)

Total nonoperating income	3,120	3,120

Income before income taxes	27,210	27,210

Income tax provision	10,774	10,774

Net income	$16,436	$16,436

Net income per share:
Basic	$0.20	$0.20

Diluted	$0.19	$0.19

Number of shares used in per share computations:
Basic	83,398	83,398

Diluted	90,825	90,825

Emulex
Proposed Reconciliation of GAAP Net Income to Non-GAAP Net Income
Form 8-K, Quarter Ended January 1, 2006

	3 months ended		6 months ended
Description	January 1, 2006	December 26, 2004	January 1, 2006	December 26, 2004
GAAP Gross profit	$68,556	$58,125	$134,786	$102,104
Stock-based compensation	268	37	320	75

Non-GAAP gross profit	$68,824	$58,162	$135,106	$102,179

GAAP Operating Expenses	$43,866	$37,460	$86,006	$73,000
Stock-based compensation	5,538	1,058	10,319	2,305
Amortization of intangibles	6,373	6,548	12,757	13,095
Impairment of goodwill	—	—	—	1,793
Net insurance settlement (recovery) associated with settlement of securities class action and derivative lawsuits	(415)	(250)	(415)	(4,649)

Non-GAAP operating expenses	$32,370	$30,104	$63,345	$60,456

GAAP Nonoperating income:	$4,152	$1,893	$7,272	$16,660
Interest income related to the insurance recovery on lawsuit settlements above				$(315)
Net gain on repurchase of of convertible subordinated notes	—	—	—	(13,090)

Non-GAAP nonoperating income	$4,152	$1,893	$7,272	$3,570

GAAP Net income	17,209	14,201	33,645	28,500
Non-GAAP Gross Profit items	268	37	320	75
Non-GAAP Operating Exepnse items	11,496	7,356	22,661	12,544
Non-GAAP Nonoperating Expense items	—	—	—	(13,405)
Income tax effect of items excluded from the income tax provision	(3,421)	(2,678)	(6,770)	691

Non-GAAP net income	$25,552	$18,916	$49,856	$28,405

GAAP Basic net income per share:	$0.21	$0.17	$0.40	$0.34
Non-GAAP Basic net income per share adjustments:	0.09	0.06	0.20	—

Non-GAAP Basic net income per share:	$0.30	$0.23	$0.60	$0.34

GAAP Diluted net income per share:	$0.19	$0.16	$0.38	$0.32
Non-GAAP Diluted net income per share adjustments:	0.09	0.05	0.18	—

Non-GAAP Diluted net income per share:	$0.28	$0.21	$0.56	$0.32

Number of shares used in GAAP and Non-GAAP per share computations:
Basic	83,821	82,732	83,609	82,646

Diluted	91,266	92,632	91,115	93,659